601 Lexington Avenue
New York, New York 10022
Michael Kim
	(212) 446-4800	Facsimile:
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(212) 446-4900
michael.kim@kirkland.com

April 8, 2014

Via EDGAR

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:     Zoe’s Kitchen, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed on March 31, 2014

File No. 333-194457

Dear Mr. Webb:

On behalf of our client Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on March 10, 2014, as amended by Amendment No. 1 to the Registration Statement, filed on March 24, 2014, as further amended by Amendment No. 2 to the Registration Statement, filed on March 31, 2014 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 27, 2013, as amended by Amendment No. 1 to the Registration Statement, dated as of February 11, 2014.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Morgan, the Chief Financial Officer of the Company, dated April 7, 2014, from the staff of the Commission (the “Staff”).  In addition, this amendment updates certain of the disclosures contained in the Registration Statement.  The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Registration Statement on Form S-1

The Offering, page 10

1.                                      Staff’s comment:  We note from your disclosure on page 11 that you will effect an 125,614.14-for-1 stock split of your common stock prior to the completion of the offering and unless otherwise indicated, all information in this prospectus assumes or gives effect the stock split. We also note you have indicated in several section of the registration statement that the information provided does not give effect to the stock split; however, provide a cross reference in a footnote to the distribution transaction which gives effect to the stock split. We believe presentation in this manner is cumbersome to follow. For example, you state on page 12 that the table presenting your summary of historical consolidated financial data and certain other financial data does not give effect to the 125,616.140-for-1 stock split of your common stock; however, adjusted net income (loss) per common share and adjusted pro forma weighted average number of common shares outstanding takes into consideration the stock split. Although you indicate by footnote that per share data gives effect to the distribution transactions by cross reference to the information in another section of the document, it is confusing and difficult for the reader to discern. Such information should be provided in clear and consistent manner throughout the document. We also note on page 110 your disclosure that upon closing of the offering the total amount of your authorized capital stock will consist of 135,000,000 shares of common stock which appears to give effect to the stock split; however the following sentence states that as of December 31, 2013 you had 100 shares of common stock outstanding. In this regard, please revise your registration statement to give retroactive effect to the stock split throughout your prospectus. Your balance sheet should be revised to give retroactive effect to the stock split, including cross reference to disclosure in the notes to the financial statements relating to the retroactive treatment, the change made and the date the change became effective. Refer to ASC 505-10-S99.

Response: In response to the Staff’s comment, the Company has revised pages 7, 11, 12, 14, 15, 47, 49, 50, 51, 106 and 110 of the Registration Statement to provide the stock split information in a clearer manner. In particular, the Company notes in the Registration Statement that the Stock Split and Distribution Transactions will occur after the effective date of the Registration Statement and prior to closing of the transaction. As a result, similar to other recent initial public offering registration statements, (i) the historical balance sheet data is presented on a historical, pre-Stock Split basis and (ii) the pro forma presentation, both in the audited historical financial statements and in the financial tables, is presented giving effect to the Stock Split. The disclosure in the Registration Statement has been revised for additional clarity.

Summary of Historical Consolidated Financial and Other Data, page 12

2.                                      Staff’s comment:  Reference is made to the first sentence of the last paragraph on page 12. As the unaudited consolidated financial statements are no longer included elsewhere in the prospectus, the reference should be removed. Please revise accordingly.

Response:  In response to the Staff’s comment, the Company has revised pages 12 and 51 of the Registration Statement.

Capitalization, page 47

3.                                      Staff’s comment:  Please explain in a footnote the reason for change in accumulated deficit from $(11,621) under the Pro Forma column to $(12,635) under the Pro Forma As Adjusted column.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48 of the Registration Statement.

Dilution, page 49

4.                                      Staff’s comment:  We note your disclosure that if the option to purchase additional shares of your common stock is exercised in full, pro forma as adjusted net tangible book value will increase by $3.68 per share. Please provide us with your calculation as we were unable to arrive at this amount.

Response:  In response to the Staff’s comment, the Company will provide its calculations to the Commission on a supplemental basis.

Management’s Discussion and Analysis, page 55

Growth Strategies and Outlook, page 55

5.                                      Staff’s comment:  Please revise the language in this section that you plan to “grow” profitability given your net losses in the last three fiscal years.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Registration Statement.

Notes to the Financial Statements

6.                                      Staff’s comment:  We note from your disclosures on page 46 and in Note 15 on page F-26 that there are significant restrictions on Zoe’s Kitchen, Inc. parent company’s ability to obtain funds from any of its subsidiary through dividends, loans or advances and that the ability is restricted by the terms of your credit facility. In this regard, if your proportionate share of the restricted net assets of consolidated subsidiaries exceeds 25% of your consolidated net assets, you are required to:

•                  describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances (e.g. borrowing arrangements); and

•                  disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

Refer to Rule 4-08(e)(3) of Regulation S-X. Please advise or revise accordingly.

Additionally, you are also required by Rule 12-04 of Regulation S-X to disclose the amounts of cash dividends paid to you for each of the last three fiscal years by your consolidated subsidiaries.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages F-26 and F-27 to the Registration Statement.

Exhibit 10.2

7.                                      Staff’s comment:  We note a reference in the exhibit index to Exhibit 4.11(c), form of compliance certificate, but are unable to locate Exhibit 4.11(c). Please revise or advise.

Response:  In response to the Staff’s comment, the Company has re-filed Exhibit 10.2, which contains a revised exhibit index, removing the reference to the compliance certificate.

*                                         *                                         *                                         *

In addition, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4746.

Sincerely,

/s/ Michael Kim
Michael Kim

cc:                                Jason Morgan

Zoe’s Kitchen, Inc.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP